Filed by NorthView Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933,
as amended and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934,
as amended
Subject Company: NorthView Acquisition Corp
(Commission File No. 001- 4117)
Date: January 25, 2023

NorthView Acquisition Corp Announces Filing a Registration Statement on Form S-4 in Connection with a Proposed Business Combination with Profusa, Inc.

Reflects continuing advancement in the business combination process; transaction expected to be completed during the second quarter of 2023

New York, NY, Jan. 25, 2023 (GLOBE NEWSWIRE) -- NorthView Acquisition Corp (Nasdaq: NVAC) (“NorthView”), a publicly-traded special purpose acquisition company, and Profusa, Inc. (“Profusa”), a digital health company that is pioneering the next generation of personalized medicine, announced that NorthView filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on January 25, 2023.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced Business Combination Agreement between NorthView and Profusa. Although the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Profusa and NorthView, as well as the proposed business combination.

Profusa is based in Emeryville, CA and is a digital health company that is pioneering the next generation of personalized medicine via the development of novel tissue-integrated biosensors. Profusa’s technology addresses the human body’s response to the presence of foreign material, enabling long-term monitoring of various biochemical parameters in real-time, with months of functionality, at a fraction of the cost of current solutions. Profusa’s novel approach, that has been in development for approximately nine years, is intended to be the foundational platform of bioengineered sensors supporting real time biochemical monitoring, enabling a real-time stream of data for a wide- ranging set of applications, including wound care and continuous glucose monitoring for diabetes management. Profusa’s technology enables continuous transmission of wireless and cloud based actionable medical-grade data for personal, professional and medical use.

On November 7, 2022, NorthView entered into a business combination agreement with Profusa. Upon completion of the proposed transaction, the combined company is expected to be listed on the Nasdaq Stock Market (“Nasdaq”). The closing of the proposed business combination is expected to occur in the second quarter of 2023, subject to approval by NorthView’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

About Profusa

Profusa, a California corporation, is a digital health company located in Emeryville, CA that is pioneering the next generation of personalized medicine as a leading developer of novel tissue integrated biosensors.

About NorthView

NorthView Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NorthView was incorporated under the laws of the State of Delaware on April 19, 2021.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Profusa, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Founder and its management, or Profusa and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations, which include, but are not limited to: 1) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Profusa, NorthView, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain the approval of the shareholders of NorthView or Profusa, or to satisfy other conditions to the closing of the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Profusa as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Profusa or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Profusa’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of NorthView’s securities; 13) the risk that the transaction may not be completed by NorthView’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Profusa; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) the inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in NorthView’s registration statement on Form S-4, filed with the SEC on January 25, 2023 (the “Registration Statement”), and other documents filed by NorthView from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither NorthView nor Profusa gives any assurance that either NorthView or Profusa or the combined company will achieve its expected results. Neither NorthView nor Profusa undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This press release may contain financial forecasts of Profusa. Neither Profusa’s independent auditors, nor the independent registered public accounting firm of NorthView, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this press release, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this press release constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

The proposed transactions will be submitted to NorthView’s shareholders for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, NorthView filed the Registration Statement, which included a preliminary proxy statement / consent solicitation statement / prospectus in connection with NorthView’s solicitation of proxies for the vote by NorthView’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Profusa’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been declared effective, NorthView will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of NorthView are advised to read the preliminary proxy statement and any amendments thereto, and, when available, the definitive proxy statement, in connection with NorthView’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement / consent solicitation statement / prospectus and all other relevant documents filed or that will be filed with the SEC by NorthView through the website maintained by the SEC at www.sec.gov.

The documents filed by NorthView with the SEC also may be obtained free of charge at NorthView’s website at http://www.northviewac.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

NorthView and Profusa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NorthView’s shareholders in connection with the proposed transactions. NorthView’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of NorthView in the Registration Statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from NorthView’s shareholders in connection with the proposed business combination is set forth in the Registration Statement.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

Investor Relations Contact – Profusa

CORE IR: 377 Oak Street, Concourse 2, Garden City, NY 11530

Brett Shapiro: (561) 479-8566; brets@coreir.com

NorthView Acquisition Corp. Contact

Website: www.northviewac.com

Fred Knechtel (631) 987-8921; fredknechtel@northviewac.com